Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* / *Fax:*	*1 202 94 22 990* / *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* / *Fax:*	*(48 76) 84 78 280* / *(48 76) 84 78 205*

[redacted]*cement also provided to required statutory authorities*

Date: 14 November 2002

Number of pages (including this one): 17

02060432

In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report for the 3rd quarter of 2002.

PROCESSED
DEC 1 7 2002
THOMSON FINANCIAL

SUPPL

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002	3 quarters accrued/2001 period from 1 January 2001 to 30 September 2001	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002	3 quarters accrued/2001 period from 1 January 2001 to 30 September 2001
I. Net revenue from the sale of products, goods and materials	3 789 671	3 832 080	989 884	1 046 387
II. Operating profit (loss)	168 104	62 232	43 910	16 993
III. Profit (loss) before taxation	64 230	(70 516)	16 777	(19 255)
IV. Net profit (loss)	862	(134 897)	225	(36 835)
V.Net cash flow from operations	387 966	99 442	101 339	27 154
VI. Net cash flow from investing activities	(305 443)	(1 150 936)	(79 783)	(314 275)
VII. Net cash flow from financing activities	(23 861)	1 177 159	(6 233)	321 435
VIII. Total net cash flow	58 662	125 665	15 323	34 314
IX. Total assets	7 966 316	8 396 178	1 953 390	2 163 406
X. Liabilities and provisions for liabilities	4 716 860	4 525 758	1 156 603	1 166 132
XI.Long term liabilities	278 458	313 306	68 280	80 728
XII. Short term liabilities	2 988 134	2 945 231	732 709	758 885
XIII. Shareholders' funds	3 230 530	3 850 935	792 146	992 253
XIV. Share capital	2 000 000	2 000 000	490 412	515 331
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.00	(0.67)	0.00	(0.18)
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	16.15	19.25	3.96	4.96
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED BALANCE SHEET	as at 30 September 2002 end of quarter	as at 30 June 2002 end of prior quarter	as at 30 September 2001 end of quarter	as at 30 June 2001 end of prior quarter
ASSETS				
I. Fixed Assets	**5 937 522**	**5 951 458**	**6 160 113**	**5 914 709**
1. Intangible fixed assets, of which:	566 141	578 031	782 503	818 452
- goodwill	2 086	2 152	2 756	2 829
2. Goodwill of subordinated entities			106 201	112 609
3. Tangible fixed assets	4 542 447	4 542 626	4 349 270	4 148 269
4. Long term debtors	7 386	3 886	2 356	4 371
4.1. From related entities				
4.2. From other entities	7 386	3 886	2 356	4 371
5. Long term investments	630 890	623 477	678 089	615 068
5.1. Real estate	5 068	5 068		
5.2. Intangible fixed assets				
5.3. Long term financial assets	625 822	618 409	678 089	615 068
a) in related entities, of which:	40 014	38 890	42 689	42 954
-shares in subordinated entities valued by the equity method	40 007	38 883	42 683	42 948
- shares in subsidiaries and co-subsidiaries not subject to consolidation				
b) in other entities	585 808	579 519	635 400	572 114
5.4. Other long term investments				
6. Long term prepayments	190 658	203 438	241 694	215 940
6.1. Deferred tax asset	179 996	192 593	225 635	199 485
6.2. Other prepayments	10 662	10 845	16 059	16 455
II. Current assets	**2 028 794**	**2 091 585**	**2 236 065**	**2 087 547**
1. Inventory	1 074 426	1 080 821	1 013 227	1 021 742
2. Short term debtors	614 102	597 735	546 872	509 391
2.1. From related entities	3 407	5 628	1 115	2 715
2.2. From other entities	610 695	592 107	545 757	506 676
3. Short term investments	270 436	321 487	595 950	477 230
3.1 Short term financial assets	270 436	321 487	595 950	477 230
a) in related entities			3 770	8 259
b) in other entities	75 191	87 235	287 753	229 230
c) cash and cash equivalents	195 245	234 252	304 427	239 741
3.2. Other short term investments				
4. Short term prepayments	69 830	91 542	80 016	79 184
Total assets	**7 966 316**	**8 043 043**	**8 396 178**	**8 002 256**

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds	**3 230 530**	**3 186 613**	**3 850 935**	**3 981 911**
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares				
4. Reserve capital	1 227 634	1 227 680	1 410 669	1 407 966
5. Revaluation reserve capital	736 562	759 869	761 303	758 536
6. Other reserve capital	648	648	510	510
7. Exchange rate differences arising from subordinated entities	22 325	20 120	22 701	16 950
a. positive exchange rate differences	22 325	20 120	22 701	16 950
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(757 501)	(757 892)	(209 351)	(208 968)
9. Net profit (loss)	862	(63 812)	(134 897)	6 917
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	**18 274**	**18 312**	**17 897**	**17 764**
III. Negative goodwill of subordinated entities	**652**	**712**	**1 588**	**1 950**

EXEMPTION NUMBER: 82 4639

IV. Liabilities and provisions for liabilities	**4 716 860**	**4 837 406**	**4 525 758**	**4 000 631**
1. Provisions for liabilities	1 192 752	1 222 533	941 658	927 933
1.1. Provision for deferred income tax	114 354	118 496	105 668	77 138
1.2. Provision for retirement and related benefits	674 539	692 172	530 475	530 611
a) long term	624 195	641 216	501 239	480 803
b) short term	50 344	50 956	29 236	49 808
1.3. Other provisions	403 859	411 865	305 515	320 184
a) long term	290 522	288 816	247 311	240 536
b) short term	113 337	123 049	58 204	79 648
2. Long term liabilities	278 458	272 223	313 306	280 346
2.1. Toward related entities				
2.2. Toward other entities	278 458	272 223	313 306	280 346
3. Short term liabilities	2 988 134	3 136 212	2 945 231	2 442 600
3.1. Toward related entities	30 469	30 391	23 565	16 035
3.2. Toward other entities	2 892 852	3 031 527	2 859 270	2 356 961
3.3. Special funds	64 813	74 294	62 396	69 604
4. Accruals and deferred income	257 516	206 438	325 563	349 752
4.1. Negative goodwill				
4.2. Other accruals and deferred income	257 516	206 438	325 563	349 752
a) long term	2 330	2 508	3 018	4 595
b) short term	255 186	203 930	322 545	345 157
Total shareholders' funds and liabilities	**7 966 316**	**8 043 043**	**8 396 178**	**8 002 256**

Net assets	**3 230 530**	**3 186 613**	**3 850 935**	**3 981 911**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	**16.15**	**15.93**	**19.25**	**19.91**
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	as at 30 September 2002 end of quarter	as at 30 June 2002 end of prior quarter	as at 30 September 2001 end of quarter	as at 30 June 2001 end of prior quarter
1. Contingent debtors	**69 187**	**68 605**	**64 244**	**75 388**
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	69 187	68 605	64 244	75 388
- received guarantees	294	336	378	1 873
- contested State budget issues	48 703	49 221	49 221	52 792
- bills of exchange debtors	19 889	18 690	14 287	17 266
- other	301	358	358	3 457
2. Contingent liabilities	**23 511**	**19 496**	**822 454**	**1 099 850**
2.1. Toward related entities (due to)	18 894	17 231	820 968	1 099 424
- granted guarantees	18 894	17 231	820 968	1 099 424
2.2. Toward other entities (due to)	4 617	2 265	1 486	426
- granted guarantees	4 617	2 265	1 486	426
3. Other (due to)	**354 144**	**307 234**	**351 383**	**347 553**
- liabilities on bills of exchange	36 746	34 708	29 171	30 842
- contingent penalties	121	121	283	
- perpetual usufruct of land	198 675	198 478	196 185	194 501
- liabilities connected with the investment in CONGO			73 973	69 615
- liabilities due to rationalisation and R&D work, and other unrealised agreements	60 196	14 287	34 288	34 920
- contested State budget liabilities	47 621	48 685		
- other unresolved and disputed issues, etc.	10 785	10 955	17 483	17 675
Total Off-Balance Sheet Items	**446 842**	**395 335**	**1 238 081**	**1 522 791**

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002	3rd quarter/2001 period from 1 July 2001 to 30 September 2001	3 quarters accrued/2001 period from 1 January 2001 to 30 September 2001
I. Net revenue from the sale of products, goods and materials, of which:	1 296 410	3 789 671	1 253 747	3 832 080
- from related entities	4 523	12 199	1 400	7 525
1. Net revenue from the sale of products	1 263 007	3 680 671	1 201 114	3 653 314
2. Net revenue from the sale of goods and materials	33 403	109 000	52 633	178 766
II. Cost of sale of products, goods and materials, of which:	**(1 125 525)**	**(3 158 470)**	**(1 085 221)**	**(3 183 630)**
- from related entities	(3 735)	(11 034)	(2 287)	(6 960)
1. Cost of manufactured products sold	(1 094 584)	(3 068 577)	(1 041 811)	(3 030 828)
2. Cost of goods and materials sold	(30 941)	(89 893)	(43 410)	(152 802)
III. Gross profit (I-II)	**170 885**	**631 201**	**168 526**	**648 450**
IV. Selling costs	(12 762)	(58 340)	(25 808)	(77 734)
V. General administrative costs	(141 910)	(430 417)	(147 931)	(467 268)
VI. Profit (loss) from sales (III-IV-V)	**16 213**	**142 444**	**(5 213)**	**103 448**
VII. Other operating income	70 489	156 253	8 054	24 464
1. Profit from disposal of non-financial assets	501	875	117	1 767
2. Subsidies	114	330	73	237
3. Other operating income	69 874	155 048	7 864	22 460
VIII. Other operating costs	(25 886)	(130 593)	(19 487)	(65 680)
1. Loss from disposal of non-financial assets				
2. Revaluation of non-financial assets	(11 170)	(30 640)	(3 289)	(7 135)
3. Other operating costs	(14 716)	(99 953)	(16 198)	(58 545)
IX. Operating profit (loss) (VI+VII-VIII)	**60 816**	**168 104**	**(16 646)**	**62 232**
X. Financial income	60 536	161 916	38 813	275 144
1. Dividends and share in profit, of which:			157	710
-from related entities				551
2. Interest, of which:	17 055	48 859	6 536	23 158
- from related entities	(2)	269	8 364	9 673
3. Profit from the disposal of investments	61 200	64 395		
4. Revaluation of investments	(22 015)	61 517	76 625	188 061
5. Other	4 296	(12 855)	(44 505)	63 215
XI. Financial costs	(37 881)	(266 168)	(134 409)	(387 325)
1. Interest, of which:	(47 291)	(132 354)	(40 803)	(104 392)
- for related entities		(231)	(6 972)	(7 141)
2. Loss from the disposal of investments			8 342	(18 750)
3. Revaluation of investments	16 098	(35 527)	(63 681)	(200 120)
4. Other	(6 688)	(98 287)	(38 267)	(64 063)
XII. Profit (loss) on the sale of all or some shares in subordinated entities		(1 016)	(252)	(131)
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	**83 471**	**62 836**	**(112 494)**	**(50 080)**
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	(463)	829	(977)	(2 385)
1. Extraordinary gains	(282)	3 060	153	1 055
2. Extraordinary losses	(181)	(2 231)	(1 130)	(3 440)
XV. Write-off of goodwill of subordinated entities	0	0	(6 407)	(19 137)
XVI. Write-off of negative goodwill of subordinated entities	79	565	362	1 086
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	**83 087**	**64 230**	**(119 516)**	**(70 516)**
XVIII. Taxation	(19 904)	(65 636)	(22 968)	(67 777)
a) current taxation	1 303	(79 558)	(21 682)	(112 062)
b) deferred taxation	(21 207)	13 922	(1 286)	44 285
XIX. Other obligatory deductions from profit (loss increase)	480	480		
XX. Share in net profit (loss) of subordinated entities valued by the equity method	971	2 455	802	2 999
XXI. Minorities profit (loss)	40	(667)	(132)	397
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	**64 674**	**862**	**(141 814)**	**(134 897)**

Net profit (loss) (annualised)	**(606 911)**			
Weighted average number of ordinary shares	**200 000 000**		**200 000 000**	
Net profit (loss) per share (in PLN)	**(3.03)**			
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

Calculation of net profit earned in the third quarter of 2001 is impossible due to the lack of data respecting quarterly results in 2000.

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002	3rd quarter/2001 period from 1 July 2001 to 30 September 2001	3 quarters accrued/2001 period from 1 January 2001 to 30 September 2001
I. Shareholders' funds - beginning of the period	**3 186 613**	**3 124 853**	**3 981 911**	**4 090 896**
a) changes of accounting policies		96 144		59 306
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	**3 186 613**	**3 220 997**	**3 981 911**	**4 150 202**
1. Share capital - beginning of the period	**2 000 000**	**2 000 000**	**2 000 000**	**2 000 000**
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	**2 000 000**	**2 000 000**	**2 000 000**	**2 000 000**
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3.Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	**1 227 680**	**1 425 055**	**1 407 966**	**1 035 480**
4.1. Changes in reserve capital	(46)	(197 421)	2 703	375 189
a) increase, due to:	380	154 390	2 704	472 819
- issuance of shares over nominal value				
- from profit distribution (statutory)		109		1 046
- from profit distribution (over statutorily-required minimum value)		8 851		431 947
- transfer from revaluation reserve capital	707	3 095	1 226	4 180
- consolidation adjustments	26	122 087		21 941
- share in change of capital entities valued by equity method		2 603		1 883
- other	(353)	17 645	1 478	11 822
b) decrease, due to:	(426)	(351 811)	(1)	(97 630)
- coverage of losses	(389)	(206 831)		(6 674)
- share in results of entities valued by equity method		(1 112)		(63 410)
- consolidation adjustments		(17 006)	12	(19 545)
- write-off of goodwill from prior years		(125 348)		(2 681)
- other	(37)	(1 514)	(13)	(5 320)
4.2. Reserve capital - end of the period	**1 227 634**	**1 227 634**	**1 410 669**	**1 410 669**
5. Revaluation reserve capital - beginning of the period	**759 869**	**736 046**	**758 536**	**730 007**
5.1. Changes in revaluation reserve capital	(23 308)	515	2 767	31 296
a) increase, due to:	(31 931)	67 192	11 456	52 349
- settlement of derivative instruments	19 752	50 805	(645)	34 031
- acquisition granting significant influence				345
- revaluation of hedging transactions, in the effective part	(51 683)	10 576	12 164	12 164
- other increases		5 811	(63)	5 809
b) decrease, due to:	8 623	(66 677)	(8 689)	(21 053)
- disposal of fixed assets	(679)	(3 619)	(1 335)	(4 396)
- revaluation of hedging transactions, in the effective part	1 616	(57 934)	(5 822)	(13 187)
- hedging transactions revaluation write off	(527)	(527)		
- sale of shares of entities purchased prior to 1.01.1995				(1 938)
- creation of provisions for temporary timing differences in taxation	8 214	(4 594)	(1 532)	(1 532)
- other decreases	(1)	(3)		
5.2. Revaluation reserve capital - end of the period	**736 561**	**736 561**	**761 303**	**761 303**
6. Other reserve capital - beginning of the period	**648**	**510**	**510**	**414**
6.1. Changes in other reserve capital		138		96
a) increase, due to:		138		96
- capital creation from net profit (decision GSM)		138		96
b) decrease, due to:				
6.2. Other reserve capital - end of the period	**648**	**648**	**510**	**510**

EXEMPTION NUMBER: 82 4639

7. Exchange rate differences arising from subordinated entities	**22 325**	**22 325**	**22 701**	**22 701**
8. Retained profit (uncovered loss) from prior years - beginning of the period	**(757 892)**	**(1 054 513)**	**(208 968)**	**303 612**
8.1. Retained profit from prior years - beginning of the period	**15 565**	**57 425**	**86 161**	**713 594**
a) changes to accounting methodology (policies)		96 654		59 306
b) corrections due to error				
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	**15 565**	**154 079**	**86 161**	**772 900**
a) increase, due to:		1 528		
-distribution of profit from prior years				
- consolidation adjustments		1 528		
b) decrease, due to:	3	(76 227)	(566)	(694 222)
- coverage of loss from prior years		(14 837)		(24 587)
- increase of reserve capital		(8 960)		(432 993)
- increase of other reserve capital		(138)		(95)
- dividend payment	(6 413)	(6 413)		(200 000)
- payment of bonuses and premiums for employees				(60)
- consolidation adjustments (including due to permanent dimunition in value of shares)	6 416	(40 071)	(589)	(30 635)
- other decreases		(5 808)	23	(5 852)
8.3. Retained profit from prior years - end of the period	**15 568**	**79 380**	**85 595**	**78 678**
8.4. Uncovered loss from prior years - beginning of the period	**837 269**	**1 111 938**	**288 212**	**409 982**
a) changes to accounting methodology (policies)		510		
b) corrections due to error				
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	**837 269**	**1 112 448**	**288 212**	**409 982**
a) increase, due to:				
- transfer of losses from prior years to be covered				
- consolidation adjustments				
b) decrease, due to:	(389)	(275 568)	(183)	(121 953)
- coverage of loss from profit distribution		(14 837)		(24 587)
- coverage of loss from reserve capital and other reserve capital	(389)	(206 831)		(6 674)
- consolidation adjustments		(43 850)		(90 509)
- other decreases		(10 050)	(183)	(183)
8.6. Uncovered loss from prior years - end of the period	**836 880**	**836 880**	**288 029**	**288 029**
8.7. Retained profit (uncovered loss) from prior years - end of the period	**(821 312)**	**(757 500)**	**(202 434)**	**(209 351)**
9. Net result	**64 674**	**862**	**(141 814)**	**(134 897)**
a) net profit	**64 674**	**862**		
b) net loss			**(141 814)**	**(134 897)**
c) write-off from profit				
II. Shareholders' funds - end of the period	**3 230 530**	**3 230 530**	**3 850 935**	**3 850 935**
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	**3 230 530**	**3 230 530**	**3 850 935**	**3 850 935**

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

STATEMENT OF CASH FLOWS	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002	3rd quarter/2001 period from 1 July 2001 to 30 September 2001	3 quarters accrued/2001 period from 1 January 2001 to 30 September 2001
A. Cash flow from operations - indirect method				
I. Net profit (loss)	**64 674**	**862**	**(141 814)**	**(134 897)**
II. Total adjustments	**91 178**	**387 104**	**198 826**	**234 339**
1. Minorities profit (loss)	(40)	667	132	(397)
2. Share in (profit) loss of subordinated entities valued by the equity method	(971)	(2 455)	(802)	(2 999)
3. Depreciation, of which:	126 161	380 612	140 173	411 932
- write-off of goodwill or negative goodwill of subordinated entities	(79)	(565)	6 045	18 051
4. (Profit) loss on exchange rate differences	34 650	73 684	45 678	(17 967)
5. Interest and share in profits (dividends)	49 780	117 423	33 504	80 140
6. (Profit) loss on investing activities	(61 724)	(59 054)	(2 579)	25 136
7. Change in provisions	(21 567)	26 394	12 193	9 395
8. Change in inventories	6 395	(75 590)	8 515	(110 105)
9. Change in debtors	(25 613)	(41 497)	(27 538)	106 178
10. Change in short term liabilities, excluding loans and credit	46 437	15 663	54 729	(213 955)
11. Change in prepayments and accruals	85 572	133 461	(50 724)	8 198
12. Other adjustments	(147 902)	(182 204)	(14 455)	(61 217)
III. Net cash flow from operations (I+/-II)	**155 852**	**387 966**	**57 012**	**99 442**
B. Cash flow from investing activities				
I. Inflow	**675 611**	**1 500 981**	**1 161 817**	**3 691 001**
1. The sale of intangible fixed assets and tangible fixed assets	1 429	3 831	18 105	23 832
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	674 240	1 496 593	1 144 398	3 666 853
a) in related entities	4 845	12 501	39	15 320
- the sale of financial assets	4 845	12 398	39	14 769
- dividends and share in profit				551
- repayment of long term loans granted				
- interest		3		
- other inflow from financial assets		100		
b) in other entities	669 395	1 484 092	1 144 359	3 651 533
- the sale of financial assets	669 194	1 478 686	1 143 378	3 649 655
- dividends and share in profit			157	159
- repayment of long term loans granted				
- interest	187	5 355	278	1 161
- other inflow from financial assets	14	51	546	558
4. Other investment inflow	(58)	557	(686)	316
II. Outflow	**(706 759)**	**(1 806 424)**	**(1 594 607)**	**(4 841 937)**
1. The purchase of intangible fixed assets and tangible fixed assets	(111 839)	(428 937)	(254 831)	(858 657)
2. The purchase of real estate and intangible fixed assets				
3. For financial assets, of which:	(588 724)	(1 367 901)	(1 133 299)	(3 691 378)
a) in related entities	(22)	(23)	(3 500)	(17 407)
- the purchase of financial assets	(22)	(23)		(5 907)
- long term loans granted				
b) in other entities	(588 702)	(1 367 878)	(1 129 799)	(3 673 971)
- the purchase of financial assets	(588 702)	(1 367 878)	(1 071 949)	(3 575 921)
- long term loans granted			(57 850)	(98 050)
4. Dividends and other share in profit paid to minorities			(200 000)	(200 520)
5. Other investment outflow	(6 196)	(9 586)	(6 477)	(91 382)
III. Net cash flow from investing activities (I-II)	**(31 148)**	**(305 443)**	**(432 790)**	**(1 150 936)**

EXEMPTION NUMBER: 82 4639

C. Cash flow from financing activities				
I. Inflow	**2 480**	**1 304 792**	**711 273**	**3 544 674**
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		497		
2. Credit and loans	2 480	1 304 295	713 090	3 544 674
3. The issuance of debt securities			(1 817)	
4. Other financial inflow				
II. Outflow	**(166 191)**	**(1 328 653)**	**(270 809)**	**(2 367 515)**
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of credit and loans	(120 085)	(1 211 027)	(246 192)	(2 294 861)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(7)	(7)		
8. Interest	(46 099)	(117 588)	(24 617)	(72 654)
9. Other financial outflow		(31)		
III. Net cash flow from financing activities (I-II)	**(163 711)**	**(23 861)**	**440 464**	**1 177 159**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**(39 007)**	**58 662**	**64 686**	**125 665**
E. Change in balance sheet total of cash and cash equivalents, of which:	**(39 007)**	**58 662**	**64 686**	**125 665**
- change in cash and cash equivalents due to exchange rate differences	89	292	(786)	(687)
F. Cash and cash equivalents - beginning of the period	**234 252**	**136 583**	**239 741**	**178 762**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**195 245**	**195 245**	**304 427**	**304 427**
- including those having limited rights of disposal	2 644	2 644	2 214	2 214

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE THIRD QUARTER OF 2002 – PURSUANT TO § 61 SECTION 7, IN CONNECTION WITH SECTION 4, OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Introduction

KGHM Polska Miedź S.A., the dominant entity of a Capital Group, fully consolidated 24 subsidiary entities at the end of the third quarter. Six other entities were valued by the equity method.
In the current quarter there was a merger of two indirect subsidiaries, through the takeover of FNS Lefana sp. z o.o. by WFP Hefra S.A.
The consolidated financial report did not apply the equity method of valuation to indirectly associated entities, whose financial data was insignificant from the point of view of an honest presentation of the assets, finances and financial result.
Data justifying exclusion from consolidation

in '000 PLN

Name of company	Total assets	Percentage share in total assets of issuer	Net revenues from the sale of goods and products, together with income from financial operations	Percentage share in revenues of issuer
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	365	0.0046	1 421	0.0227
Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	5 195	0.0650	3 106	0.0497
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 530	0.0191	2 343	0.0375
Przedsiębiorstwo Handlowo Usługowe Lubinpex Sp. z o.o.	10 068	0.1259	23 104	0.3698

EXEMPTION NUMBER: 82 4639

2. Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on principles for the balance sheet date valuation and measurement of financial results. As of 1 January 2002 changes in accounting principles have been applied aimed at their adjustment to the updated Accounting law dated 29 September 1994.
The most important of these changes relate to:

1) in fixed assets

- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the recognition in fixed assets of tax assets arising from temporary differences in income tax, and
- the separation of long term prepayments from prepayments, to be written off in a period over 12 months from the balance sheet date,

2) in current assets

- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) in shareholders' funds

- the presentation of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to retained profit from prior years of the effects of changes in accounting principles and of basic errors,
- the recognition in the current financial result of surplus unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,

5) under financial liabilities, the recognition of derivative instruments having a negative fair value,

6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation.

Changes in the principles of valuation relate to:

1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity, and
2) the setting of exchange rates in accordance with buy rates, for the valuation of assets, and with sell rates, for the valuation of liabilities,

The effects of changes in principles for the recording of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, were charged as at the restated balance sheet date to retained profit from prior years.

In addition, beginning from 1 January 2002 the dominant entity has made the following changes:

- a review of fixed assets depreciation rates, in particular, applying depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation.
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,

EXEMPTION NUMBER: 82 4639

- short term foreign-denominated credit has been drawn, which is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds, and is reflected in the profit and loss account at the moment when hedged income from the sale of products is realised.

Other accounting principles and revaluations of the Capital Group are in accordance with those presented to shareholders in the consolidated half-year financial report SA-PS 2002 published on 7 October 2002.

With respect to excise tax, the entities of the Capital Group add this tax to net revenues from sales and sales costs. The amount of this tax has no significant impact on their level.

Data for the comparable prior year period were restated to meet accounting principles in force in the year 2002.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 3.8284,
- for the calculation of assets and capital as at 30 September 2002, the rate of 4.0782,
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.6622,
- for the calculation of assets and capital as at 30 September 2001, the rate of 3.881.

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND WRITE-OFFS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter, entities of the Capital Group revalued provisions for the following future expenses and liabilities:

- the provision for mine closure costs in KGHM was revalued, based on rates arising from anticipated closure costs as estimated at the end of 2001, and reflecting the rate of inflation for the current period. In this estimation there was no change in the current value discount rate for the calculation of these costs. This provision will be reviewed at the end of 2002, in relation to a ruling which is to come into force by the Minister for the Economy on the creation and use of the mine closing funds
In the current quarter this provision was increased by PLN 1 709 thousand
(PLN 14 634 thousand accrued from the beginning of the year)
- the provision was revalued for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments.
Due to revaluation this provision in KGHM was reduced by PLN 17 124 thousand
with reduction in subsidiary entities by PLN 133 thousand
(PLN 15 975 thousand accrued reduction from the beginning of the year)
- the short term provision for accruals was changed due to a one-time bonus payment, together with charges PLN 50 547 thousand
(PLN 193 889 thousand accrued from the beginning of the year)

In addition, in the current accrued period the financial result was impacted by provisions created in prior quarters for the following costs and future liabilities:

- a provision for liabilities arising from an agreement entered into between KGHM and municipal authorities of Grębocice for the granting of approval to expand the tailings pond PLN 19 556 thousand
- a provision for potential liabilities due to mining fees of KGHM charged to

future costs, after annulment of a ruling of the Minister of the Environment by a judgement of the Supreme Administrative Court PLN 15 408 thousand

- a provision for liabilities toward the State budget due to additional taxation and VAT penalties after a tax audit in KGHM for the year 2000 PLN 9 628 thousand
- a provision for post-guarantee maintenance on mining work PLN 5 705 thousand
- the increase of provisions created in prior years for contested and unresolved issues PLN 2 969 thousand

2. Deferred income tax provision, deferred tax asset

Due to temporary differences in income tax the provisions for deferred income tax and the deferred tax asset were revalued in the current quarter.
In the provision for income tax there was a decrease of PLN 4 142 thousand
For the current accrued period this provision increased by PLN 13 548 thousand,
of which the following was recognised:
- in the financial result PLN 8 852 thousand
- in shareholders' funds PLN 4 696 thousand

There was a decrease of deferred tax assets in the current quarter of PLN 12 597 thousand
The deferred tax asset increased in the current accrued period by PLN 21 732 thousand
of which the following was recognised:
- in the financial result PLN 21 725 thousand
- in shareholders' funds PLN 7 thousand

3. Revaluation of assets

At the end of the current quarter there was a revaluation of current and liabilities. The results of this revaluation were charged either to the current financial result or to shareholders' funds.
The following was charged to the financial result:

- revaluation of the write off for trade debtors PLN 5 701 thousand

of which:

- due to changes in the exchange rate for valuation of debtor/creditor balances expressed in foreign currencies PLN 525 thousand
- estimated bad debtors
  - in Telefonia Dialog S.A. PLN 3 107 thousand
  - in DKE Oława PLN 1 370 thousand

(PLN 23 018 thousand accrued from the beginning of the year)

- results of the revaluation of tangible fixed assets and current assets – revaluation to market value of by-products, revaluation of expenditures on fixed assets under construction and revaluation of stored inventory to net sale price PLN 5 461 thousand (PLN 7 614 thousand accrued from the beginning of the year)
- results of changes in the fair value of derivative instruments, with respect to open trading and hedging transactions, in an amount reflecting the ineffective part of the hedge PLN 1 264 thousand (PLN 25 469 thousand accrued increase from the beginning of the year)

Due to the revaluation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after recognising settlement of these transactions and after recognising the provision for deferred tax in KGHM, shareholders' funds in the current quarter were increased in the amount of PLN 22 627 thousand, of which:

- from revaluation of credit drawn in USD, shareholders' funds were decreased in the amount of PLN 24 014 thousand

Accrued shareholders' funds from the beginning of the year were decreased in the amount of PLN 1 674 thousand, of which:

- from revaluation of credit drawn in USD, shareholders' funds were decreased in the amount of PLN 42 618 thousand

EXEMPTION NUMBER: 82 4639

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE THIRD QUARTER OF 2002, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS.

Telefonia Dialog S.A.

The greatest impact on the results of the Capital Group, besides the dominant entity, is from Telefonia Dialog S.A. In the first three quarters of 2002 Telefonia Dialog S.A. achieved PLN 264 mln in revenues, and at the end of September 2002 recorded a net loss of PLN 201.5 mln. The loss on financial activities was PLN 175.6 mln.
The company is pursuing a program of recovery aimed at improving its financial results. Efforts made to date have succeeded in generating positive operating cash flows. For the period of the first nine months of this year, EBITDA amounted to PLN 90 mln. As at 30 September 2002 the company possessed 582.6 thousand built lines, of which 357.5 thousand were ringing lines.
The high level of indebtedness of the company is due to its license-related liabilities and to the issuance of bonds, which were entirely obtained by KGHM Polska Miedź S.A. Lawmakers are currently seeking a means to reduce the debt burden of independent operators – a law in this regard should be passed by the end of 2002 or at the beginning of 2003. At present, license-related payments have been deferred to 31 December 2002.
KGHM Polska Miedź S.A. finances Telefonia Dialog S.A. in a balanced manner, to assure the company of stability. In the current year, KGHM Polska Miedź S.A. has paid PLN 71 000 thousand to Telefonia DIALOG S.A. to cover payments due to share capital. As at the date of preparation of this report the amount of PLN 129 000 thousand remains to be paid towards share capital, of which PLN 29 000 thousand will be paid by the end of 2002.

Other significant events and issues concerning the Capital Group

- In the third quarter of 2002 DSI S.A. invested in an entity called DOL-EKO organizacja odzysku S.A. This company was founded on 17 September 2002, and will be involved in the organisation, management and conduct of operations dealing with waste recycling. DSI S.A. obtained 468 shares in this company having a total value of PLN 468 thousand. This capital acquisition was covered by cash. DSI S.A. owns 19.5% of the share capital.
- On 27 August a change in share capital was registered for the company WFP HEFRA S.A. with its registered head office in Warsaw. The share capital was increased by PLN 7 400 thousand through the issuance of bearer shares. These shares were obtained in July 2002 by KGHM Metale S.A. On 23 July 2002 the merger of the companies WFP Hefra S.A. and Lefana Sp. z o.o. was registered. As at the date of preparation of this report KGHM Metale S.A. owned 94.87% of the share capital of this company. This company is currently undergoing restructuring, in the course of which all production has been transferred from Warsaw to Legnica.
- On 26 July 2002 KGHM Polska Miedź S.A. sold 357 143 shares of DSI S.A. representing 22.54% of the share capital of DSI S.A. The book value of these shares in the accounts of KGHM Polska Miedź S.A. was PLN 30 188 thousand. The total sale price of these shares was PLN 30 000 thousand. These shares were acquired by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A.
  Also on 26 July 2002 KGHM Polska Miedź S.A. sold 1 884 478 shares of AQUAKONRAD S.A. in liquidation, having a nominal value of PLN 42 each. The assets sold represent 90.40% of the share capital of AQUAKONRAD S.A. in liquidation. The book value of these shares in the accounts of KGHM Polska Miedź S.A. was PLN 742 thousand. The total sale price of these shares was PLN 19 thousand. These shares were acquired by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN ATYPICAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

1. Financial result

The consolidated financial result for the current quarter was a profit in the amount of PLN 64 674 thousand and a profit for the accrued current period of PLN 862 thousand, composed of:

EXEMPTION NUMBER: 82 4639

• the result of the dominant entity – a profit of (PLN 206 200 thousand accrued from the beginning of the year)	PLN 103 485 thousand
• individual results of subsidiaries – an excess of losses over profits ((PLN 195 713 thousand) accrued from the beginning of the year) of which for Telefonia Dialog – a loss of PLN 201 504 thousand	(PLN 40 337 thousand)
• share in the consolidated results of entities valued by the equity method - a profit of (a profit of PLN 2 455 thousand accrued from the beginning of the year)	PLN 971 thousand
• consolidation adjustments of the result (a reduction of (PLN 12 080 thousand) accrued from the beginning of the year) of which:	PLN 555 thousand
- write-off of reserve capital (PLN 565 thousand accrued from the beginning of the year)	PLN 79 thousand
- share of minority shareholders in the results ((PLN 667 thousand) accrued from the beginning of the year)	PLN 40 thousand
- dividends paid in the Group ((PLN 7 542 thousand) accrued from the beginning of the year)	--
- result of sale of associated entity ((PLN 4 069 thousand) accrued from the beginning of the year)	--
- exchange rate differences from conversion (PLN 6 957 thousand accrued from the beginning of the year)	PLN 119 thousand
- adjustment to interest in the Group, recognised in fixed assets under construction ((PLN 6 103 thousand) accrued from the beginning of the year)	(PLN 447 thousand)
- adjustment to profits on unrealised sales (PLN 1 960 thousand accrued from the beginning of the year)	PLN 685 thousand
- profit from transfer of assets within the Group ((PLN 2 636 thousand) accrued from the beginning of the year)	(PLN 1 218 thousand)
- release of provision for bad debtors in the Group (PLN 4 283 thousand accrued from the beginning of the year)	PLN 1 321 thousand
- other consolidation adjustments ((PLN 4 828 thousand) accrued from the beginning of the year)	(PLN 24 thousand)

2. Revenues and costs of operating activities

Within the structure of revenues from sales of the Capital Group in the current accrued period, over 80% represents the sale of copper, silver and copper products. Export sales represent around 60% of total revenues.
The lower level of revenues in comparison to the comparable prior period was a result among others of lower copper prices, which alongside a fall in costs led to the achievement of an increased profit on Group sales versus the comparable prior period by 37.7%.

3. Other operating activities

The surplus of other operating income over other operating costs in the accrued current period in the amount of PLN 25 660 thousand is the result of:

- with respect to income – the partial release of provisions for future employee-related liabilities, the write-off of liabilities arising in prior years for a mining license in Congo, the reversal of debtor write-offs, and penalties and compensation received, and adjustments to costs of prior years due to overpayment of the real estate tax on underground structures,
- with respect to costs – the creation of provisions for future liabilities, revaluation of doubtful debtors and the revaluation of tangible assets.

4. Financial activities

The result on financial activities was an excess of costs over income of PLN 104 252 thousand, the result of:

EXEMPTION NUMBER: 82 4639

- with respect to income – interest received from loans granted, from bank accounts and from debtors, profit from the sale of investments (the settlement of derivative instruments), and revaluation of derivative instruments,
- with respect to costs – interest paid on bank loans, revaluation of derivative instruments and the surplus of negative exchange rate differences over positive.

V. LIST OF EVENTS WHICH OCCURRED AFTER 30 SEPTEMBER 2002 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE CAPITAL GROUP.

Treasury refund

The Tax Office in Lubin, in execution of a decision passed by the Supreme Administrative Court relating to the overturning of a decision of tax authorities with respect to interest on corporate income tax and the tax on pay rises over the norm for the years 1991 to 1995, on 7 November 2002 refunded an overpayment, together with interest, of PLN 15 977 thousand to KGHM Polska Miedź S.A.

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2002, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Capital Group results. Published forecasts only relate to the dominant entity. This information may be found in the quarterly report of KGHM Polska Miedź S.A. for Q3 2002, published on 4 November 2002.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Shareholder	Shares held on 30 June 2002 (same number of votes)	% share capital held on 30 June 2002 (same number of votes at General Meeting)	Number of shares held on publication date of Q2 2002 report	% share capital held on publication date of Q2 2002 report	Number of shares held on 30 September 2002 (same number of votes)	% share capital held on 30 September 2002 (same number of votes at General Meeting)
State Treasury	88 567 589	44.28 %	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	26 429 666	13.21 %	25 279 662[1]	12.64 %[1]	24 742 724	12.37%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38%	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 31 July 2002

As at the date of publication of this report the dominant entity had not been informed of any substantive changes in packets of its shares in relation to the amounts recorded on the balance sheet date.

EXEMPTION NUMBER: 82 4639

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY, BASED ON INFORMATION HELD BY THE DOMINANT ENTITY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Position	First name, surname	Shares held as at 30 June 2002	Shares held as at date of publication of Q2 2002 report[1]	Shares bought in Q3 2002	Shares sold in Q3 2002	Shares held as at 30 Sept. 2002
President of the Management Board	Stanisław Speczik	0	0	0	0	0
Vice President of the Management Board	Stanisław Siewierski	8 455	8 455	0	0	8 455
Vice President of the Management Board	Witold Bugajski	505	505	0	0	505
Vice President of the Management Board	Grzegorz Kubacki	710	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0	0
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	2 629	3339	2210	1520	3319
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	24	0	0	24
Member of the Supervisory Board	Witold Koziński	0	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A	N/A

1 As at date of publication of Q2 2002 unconsolidated report

As at the date of publication of this report the dominant entity had not been informed of any changes in packets of its shares owned by management and supervisory personnel in relation to the amounts recorded on the balance sheet date.

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries, arising in connection with on-going proceedings up to 30 September, 2002 before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, represents less than 10% of the shareholders' funds of the Dominant Entity.

EXEMPTION NUMBER: 82 4639

X. TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES DURING THE PERIOD FROM 1 JANUARY 2002 TO 30 SEPTEMBER 2002, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF THE DOMINANT ENTITY OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF 500 000 EUR.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych (Equity Investment Fund) KGHM Metale SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the acquisition by KGHM Metale S.A. of discount bearer bonds issued by WFP "Hefra" S.A. in the amount of PLN 5 900 thousand, the buyback by WFP "Hefra" S.A. of bonds in the amount of PLN 16 700 thousand and the rollover of bonds of WFP "Hefra" S.A. in the amount of PLN 8 000 thousand. Total value of these transactions is PLN 30 600 thousand. The highest value transaction was entered into on 20 February 2002 and relates to the buyback of bonds issued on 20 November 2001 by WFP "Hefra" SA for the nominal amount of PLN 2 500 thousand. The interest rate of these bonds is WIBOR 3M + 1.3%.

2. Transactions entered into between WFP "Hefra" SA (a subsidiary of KGHM Metale S.A.) and Lefana Sp. z o.o. (a subsidiary of WFP "Hefra" SA) relating to the acquisition by WFP "Hefra" SA of discount bearer bonds issued by Lefana Sp. z o.o. in the amount of PLN 1 000 thousand, and also the rollover of bonds of Lefana Sp. z o.o. in the amount of PLN 6 000 thousand. Total value of these transactions since the beginning of 2002 is PLN 7 000 thousand. The last of these transactions having the highest value was entered into on 18 July 2002 and relates to the rollover of bonds in the nominal amount of PLN 600 thousand. The interest rate of these bonds is WIBOR 3M +2.1%.

On 23 July 2002 the takeover by WPF "Hefra" S.A. of Lefana Sp. z o.o. was registered. As a result, the liabilities of Lefana Sp. z o.o. with respect to bonds purchased by WFP "Hefra" S.A. expired as at the date of takeover.

3. Transactions entered into between KGHM Polska Miedź SA. a Telefonia DIALOG SA (a subsidiary of KGHM Polska Miedź S.A.) relating to the acquisition by KGHM Polska Miedź S.A. of bonds issued by Telefonia DIALOG SA in the amount of PLN 178 078 thousand, and also the rollover of bonds of Telefonia DIALOG SA in the amount of PLN 2 250 349 thousand. Total value of these transactions since the beginning of 2002 is PLN 2 428 426 thousand. The highest value transaction was entered into on 30 September 2002 and relates to the rollover of 8 000 bonds of Telefonia Dialog SA. for the nominal amount of PLN 800 000 thousand. The interest rate of these bonds is WIBOR 1M + a margin of 1.5%.

4. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A) relating to the purchase by DSI S.A. of commercial paper (the civil law debt bonds of ZM LEGMET) in the amount of PLN 2 200 thousand, the buyback by ZM LEGMET Sp. z o.o. of commercial paper in the amount of PLN 1 200 thousand, and also the rollover of bonds of PLN 7 000 thousand. Total value of these transactions since the beginning of 2002 is PLN 10 400 thousand. The highest value transaction was entered into on 23 September 2002 and relates to the rollover of debt bonds of PLN 2 100 thousand with an interest rate of 9%.

5. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and INTERFERIE Sp. z o.o. (a subsidiary of DSI SA) relating to the purchase by DSI SA of commercial paper (the debt bonds of INTERFERIE Sp. z o.o.) for PLN 1 200 thousand, the buyback by INTERFERIE Sp. z o.o. of commercial paper of PLN 1 200 thousand, as well as the rollover of these bonds for PLN 4 800 thousand. Total value of these transactions since the beginning of 2002 is PLN 7 200 thousand. The last of several transactions having the highest value was entered into on 30 July 2002 and relates to the buyback of debt bonds of PLN 1 200 thousand

6. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and KWARCE SA (a subsidiary of DSI SA) relating to the purchase by DSI SA of commercial paper (the debt bonds of KWARCE SA) for PLN 2 100 thousand, and also the rollover of the commercial paper of KWARCE SA for PLN 2 100 thousand. Total value of these transactions since the beginning of 2002 is PLN

EXEMPTION NUMBER: 82 4639

4 200 thousand. The highest value transaction was entered into on 2 September 2002 and relates to the purchase of debt bonds of PLN 2 100 thousand with an annual interest rate of 10%.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF KGHM POLSKA MIEDŹ S.A.

During the period from 1 January to 30 September 2002 neither KGHM Polska Miedź S.A.nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of KGHM Polska Miedź S.A.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE CAPITAL GROUP TO MEET ITS LIABILITIES

- The off-balance sheet items of KGHM Polska Miedź S.A. still include additional income taxation and VAT in the amount of PLN 47 621 thousand which the Company does not recognise as valid, and which arose as the result of a tax audit for the year 2000. A decision of a body of the first instance was overturned by the Treasury Office in Wrocław and reviewed, the decision being unfavourable for the Company. The Company has appealed this decision.
- As a result of an agreement signed by KGHM and Colmet International, outstanding liabilities associated with the purchase in prior years of mining rights to a cobalt-copper ore deposit in Congo have been written off. Execution of this agreement has resulted in an improvement in the financial result by PLN 17 433 thousand

XIII. LIST OF FACTORS WHICH WILL HAVE AN IMPACT ON THE FINANCIAL RESULTS ACHIEVED BY THE CAPITAL GROUP, AT THE LEAST IN THE COMING QUARTER

The largest impact on the Capital Group is from the dominant entity and from Telefonia Dialog S.A., as a result of which those significant factors impacting the results of the Capital Group are:

- copper and silver prices on metals markets,
- the USD exchange rate,
- electrolytic copper production costs in the dominant entity,
- the losses of Telefonia Dialog S.A., and
- the credit servicing costs of KGHM Polska Miedź S.A.

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Stanisław Siewierski

GŁÓWNY KSIĘGOWY
Zenon Sabiniarz